12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com FIRM / AFFILIATE OFFICES
Abu Dhabi	Munich
Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Doha	Orange County
Dubai	Paris
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
London	Shanghai
Los Angeles	Silicon Valley
Madrid	Singapore
Milan	Tokyo
Moscow	Washington, D.C.

File No. 036854-0000
April 23, 2009
VIA EDGAR
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Facsimile: (202) 772-9217

Re:	Somaxon Pharmaceuticals, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 17, 2009 File No. 000-51665
     Dear Mr. Riedler:
     We are responding on behalf of Somaxon Pharmaceuticals, Inc. (“Somaxon”) to the Staff’s oral comment made on April 23, 2009 in response to our letter to the Staff dated April 22, 2009 with respect to the above-referenced Preliminary Proxy Statement.
     Somaxon acknowledges the Staff’s comment and intends to file a Definitive Proxy Statement in which the section entitled “Annual Report” on page 57 of the Proxy Statement will be amended to read in full as follows:
     “Our annual report for the fiscal year ended December 31, 2008 will be mailed, together with this proxy statement, to stockholders of record on or about April 30, 2009. Except to the extent expressly incorporated by reference into this proxy statement, our annual report does not constitute, and should not be considered, a part of this proxy solicitation material.
     Any person who was a beneficial owner of our common stock on the record date may request a copy of our annual report, and it will be furnished without charge upon receipt of a written request identifying the person so requesting a report as a stockholder of our company at such date. Requests should

April 23, 2009

be directed to Somaxon Pharmaceuticals, Inc., 3830 Valley Centre Drive, Suite 705-461, San Diego, California 92130, Attention: Corporate Secretary.”
*     *     *
     Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP
Enclosures

cc:	Rose Zukin, Esq., U.S. Securities and Exchange Commission Matthew W. Onaitis, Esq., Somaxon Pharmaceuticals, Inc.